SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                  No         X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding completion of the transfer registration for state-owned shares of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 21, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Overseas Regulatory Announcement
Announcement on Completion of the Transfer Registration for
Gratuitous Transfer of State-owned Shares

The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Reference is made to the indicative announcement on gratuitous transfer of state-owned shares dated 9 August 2018 of China Petroleum & Chemical Corporation (the “Company”). On 9 August 2018, the Company received a notice from China Petrochemical Corporation ( “Sinopec Group”), the controlling shareholder of the Company, informing that, pursuant to the relevant notice issued by State-owned Assets Supervision and Administration Commission of the State Council, Sinopec Group proposed to gratuitously transfer the A shares of the Company held by it with amounts of 1,241,721,854 A shares and 1,241,721,854 A shares (each representing 1.03% of the share capital of the Company) to each of Beijing Chengtong Financial Control Investment Co., Ltd. (北京誠通金控投資有限公司) and Guoxin Investment Co., Ltd. (國新投資有限公司), respectively (“Gratuitous Transfer”).

Today, the Company received a notification letter from Sinopec Group and the  Confirmation of Transfer Registration issued by China Securities Depository and Clearing Corporation Limited forwarded from Sinopec Group, informing the Company that the share transfer registrations for the Gratuitous Transfer have been completed.

Upon the completion of the Gratuitous Transfer, the share capital of the Company, the controlling shareholder and the ultimate controller of the Company remain unchanged.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
21 September 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 25, 2018